FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR
May 15, 2023
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jordan Nimitz; Abby Adams

Re:	3M Health Care Company
Draft Registration Statement on Form 10
Submitted February 14, 2023
CIK 0001964738
Dear Ms. Nimitz and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 15, 2023 regarding the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on February 14, 2023.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 1. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 1.
For your convenience, the Staff’s comments are set forth in bold, followed in each case by the Company’s response.
Exhibit 99.1 Information Statement
Industry Information, page i
1.We note your disclosure that: i) you have not independently verified the data from industry analyses and cannot guarantee their accuracy or completeness; and, ii) that

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
the data regarding industry size and SpinCo's competitive position within the industry is inherently imprecise. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1.
Information Statement Summary, page 11
2.Please revise the description of your strengths, strategy and risks factors to ensure a balanced presentation. The risk factor discussion should be as prominent in detail and presentation as the discussion of your strengths and strategy. Please revise the risk factor discussion to expand each bullet to provide additional detail and highlight any risks relating to the spin-off and changes to your business by addressing them first. Include a more prominent discussion of the risks related to operating as a separate entity, as provided in further detail beginning on page 43, and the risks associated with the expected indebtedness, as noted on pages 9 and 47.
Response: In response to the Staff’s comment, the Company has revised the information statement summary section, and in particular the disclosure on pages 24-26 and 29-31 of Amendment No. 1.
Market Segment Opportunity, page 13
3.We note your statement that the industries in which you participate represent an over $190 billion global opportunity, and your disclosure of the market opportunity in each of the four listed market segments. First, please clarify what you mean by “global opportunity” and the basis for the $190 billion total given the total of the four segments. Second, please provide the basis for the market opportunity estimates for each of your listed segments, including and the assumptions underlying these statements and growth rates.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 86-87 of Amendment No. 1.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Investment Highlights, page 14
4.To the extent you make broad statements of leadership with respect to SpinCo, please revise to clarify or substantiate the claims or state that these are your beliefs. We note the statements on pages 11-18 and elsewhere in the document, that the company is a “global healthcare leader;” that “SpinCo is an integral part of the global healthcare ecosystem;” and your “businesses and employees are united to advance the state of human health across the globe by leveraging the most advanced technology in healthcare and experience in research and development, manufacturing, marketing and regulatory compliance;” and, finally, that SpinCo has a “world-class, technologically advanced manufacturing infrastructure.” These are only examples; however, please revise these and similar statements to provide additional context, substantiate them, or state them as your belief.
Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify, qualify as beliefs or substantiate statements of the type referenced above.
5.Despite the focus on healthcare throughout the document, we note only brief mention of the regulation by the FDA in the risk factors on pages 34 and 38 and in the Regulatory section on page 108. Please revise the Regulatory section and other relevant discussions to disclose the extent to which SpinCo's segments and products are regulated as pharmaceuticals, medical devices or otherwise by the FDA or other regulatory agencies. Refer to Item 101(c)(2)(i) of Regulation S-K and Item 1 of Form 10. In addition, in the summary, to the extent you refer to particular products or studies, please revise to clarify if they are considered drugs, medical devices or fall in another regulated category, particularly to the extent you address efficacy. Revise the references to any studies, efficacy and/or safety claims to clarify if they have been approved by the FDA or similar regulatory authorities.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119-122 of Amendment No. 1, has added a table on page 121 to identify products described in the summary that are in regulated categories, and has made changes throughout Amendment No. 1 to remove efficacy and safety claims.
Risk Factors
SpinCo's results may be impacted by the effects of, and changes in, worldwide economic, political, regulatory, international trade and geopo, page 28
6.We note that in September 2022, ParentCo committed to a pending sale of ParentCo's Russian subsidiaries, which appears to include subsidiaries of SpinCo.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Please revise to disclose any potential risks or impact that the sale may have on SpinCo. Further, please describe with greater specificity the impact that the discontinued sales into Russia had on the healthcare segments that will be spun-off to SpinCo in your MD&A section.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 127-128 of Amendment No. 1.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S, page 48
7.Please revise to clarify that the conditions that you obtain a private letter ruling from the IRS and opinion(s) from tax advisors are waivable conditions.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7, 55, and 208 of Amendment No. 1.
The Separation and Distribution
Conditions to the Distribution, page 64
8.We note your disclosure on page 64 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by ParentCo of opinions from your tax advisors. We also note your disclosure that ParentCo may waive any of the conditions to the distribution. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the information statement. Please also revise to clarify whether the ParentCo board would consider the waiver of any of the tax opinions or tax rulings material for the purposes of informing stockholders. We note that you address on page 65 other examples which the board might consider material and actions it may take to advise security holders.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 of Amendment No. 1.
Our Segments, page 85
9.Revise to provide disclosure regarding SpinCo’s competitive conditions that are material to an understanding of its business for each market segment discussed.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825 (Oct. 8, 2020), “Modernization of Regulation S-K Items 101, 103 and 105.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100-101, 104, 108, and 112 of Amendment No. 1.
Intellectual Property, page 107
10.We note the disclosure here that you “do not consider any single IP asset or group of assets to be of material importance to any segment or to the business as a whole;” however, we also note that specific products identified in the information statement with respect to certain segments, and that SpinCo is a significantly different entity than ParentCo. Please revise your intellectual property disclosure to provide a more specific discussion of the type of patent protection on which you rely for a product family or material product, including a discussion of expiration dates and jurisdiction. Please explain whether you license any patents for any material product or product family.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116-117 of Amendment No. 1.
Properties, page 108
11.We note that you have manufacturing and assembly production capabilities in 30 plants across 14 countries. Please expand your disclosure to include the locations of your manufacturing sites, whether you own or lease these properties and to describe the general character of these facilities. Refer to Item 102 of Regulation S-K and Item 3 of Form 10.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118-119 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 139
12.Please disclose in greater detail the contractual obligations and responsibilities of both you and 3M, and the financial terms of each of the agreements you intend to enter into prior to the spinoff. Clarify which “form of” related party agreements in the Exhibits index will be replaced with final, signed agreements prior to the Form 10 going effective.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Response: The Company respectfully advises the Staff that the Company does not expect to execute the spinoff-related agreements described under this caption until after the effectiveness of the Form 10 and shortly prior to the consummation of the spinoff. After execution, the Company will file the executed versions of any agreements that are required to be filed as exhibits to a Current Report on Form 8-K, subject to the omissions and redactions permitted by Items 601(a)(5) and (6) of Regulation S-K.
3M Company (“3M”) and the Company are currently in the process of determining the terms of their post-spinoff relationship under the referenced agreements, and accordingly certain details regarding the financial terms of, and the contractual obligations and responsibilities of the Company and 3M under, such agreements have not yet been finalized. The Company confirms that it plans to provide additional detail in subsequent amendments to the Registration Statement when such information is available.
Material U.S. Federal Income Tax Consequences, page 145
13.We note that you have provided a summary of the tax consequences “generally,” and the disclosure is conditioned on if 3M receives the IRS ruling and the opinion of its tax advisors. Please revise this section to provide an unqualified tax opinion in accordance with Regulation S-K, Item 601(b)(8). Refer to to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance regarding disclosure of assumptions and opinions subject to uncertainty.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not expect to receive an opinion of counsel as to the tax treatment of the distribution. Rather, as described on pages 3, 7, 55-56, 71 – 72, and 208 of Amendment No. 1, the receipt by 3M and continuing validity of one or more opinions of 3M’s tax advisors is a waivable condition to 3M’s completion of the distribution. The Company advises that it understands that 3M expects to receive such opinion(s) immediately prior to the effective time of the distribution, and that 3M does not expect to file such opinion(s) (or set forth such opinion(s) in full in the filing). The Company respectfully notes in this regard that, while Item 601(b)(8) of Regulation S-K requires certain registrants to file as an exhibit to (or set forth in full in) certain registration statements filed under the Securities Act an opinion of counsel as to material tax consequences, no opinion of counsel regarding tax matters is required to be filed (or set forth in full in the filing) in connection with a Registration Statement on Form 10. See Row (8) of the Exhibit Table to Item 601 of Regulation S-K and Item 601(a)(1) of Regulation S-K.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
14.On page 145, you state that the disclosure is “for general information only and is not tax advice” and that investors should “consult their own tax advisors as to the specific tax consequences of the distribution. and the merger to that stockholder . . . including the application and effect of any U.S. federal . . . tax laws.” Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers, and clarify that you have disclose the material U.S. federal tax consequences. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 207-208 and 210 of Amendment No. 1.
Note 1. Description of the Business and Basis of Presentation
Basis of Presentation, page F-9
15.Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Refer to Question 1 of SAB Topic 1:B.1.
Response: In response to the Staff’s comment, the Company has revised the disclosure within “Note 1. Description of the Business and Basis of Presentation” on page F-10 of Amendment No. 1.
16.Please disclose management´s estimates of what expenses would have been on a standalone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please disclose if it is impracticable to estimate. Refer to Question 2 of SAB Topic 1:B.1.
Response: In response to the Staff’s comment, the Company has revised the disclosure within “Note 13 - Related Party Transactions and Corporate Allocations” on page F-31 of Amendment No. 1. Management is currently evaluating whether an adjustment for the Company’s standalone cost structure may be included as part of the pro forma financials included in the information statement. This adjustment will be included in a future amendment, as appropriate.
17.We note that external debt, including any related interest expense, associated with the debt of 3M Company which is not directly attributable to the Health Care Business has been excluded from the combined financial statements. Please help us

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
further understand how you determined that no interest expense needed to be allocated to the Health Care Business. Please also confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of 3M Company or that there are no commitments to use your cash flows to service 3M Company's debt subsequent to the separation.
Response: In response to the Staff’s comment, the Company confirms that there are no commitments to guarantee or pledge the assets or stock of the Company’s entities as collateral for the debt of 3M and there are no commitments to use the Company’s cash flows to service 3M’s debt subsequent to the separation. Accordingly, the Company has determined that 3M external debt and any related interest expense should not be included in the combined financial statements of the Company. In response to the Staff’s comment, the Company has modified the disclosure within Note 1 (Description of the Business) on page F-10 of Amendment No. 1.
Research and Development, page F-13
18.We note that you include technical support and costs related to patents in Research and Development expenses. Please address the following related to these components:
• Please tell us the specific nature of these costs;
• Please tell us the amounts reflected in Research and Development expenses each period presented; and
• Please tell us what consideration you gave to ASC 730-10-55-1 through 55-2 in determining these costs should be reflected in Research and Development expenses.
Response: The Company respectfully advises the Staff that it has considered the examples of activities in both ASC 730-10-55-1 and ASC 730-10-55-2. Technical support includes several activities performed by the Company’s research and development organization to support product development, enhancement or maintenance. Some of these activities are consistent with examples of activities that would be included in research and development under ASC 730-10-55-1, including design of possible product or process alternatives, testing of product or process alternatives, and modification of the formulation or design in a product or process. Technical support also includes some activities that would typically be excluded from research and development under ASC 730-10-55-2, including routine and ongoing efforts to improve the quality of a product, assistance with quality control during commercial production and supporting the adaptation of an existing capability to a particular customer requirement as part of commercial activity. The Company notes that patent costs include legal work in

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
connection with patent applications, which is defined as an example of an activity typically excluded from research and development in ASC 730-10-55-2.
Total technical support and patent costs included in research and development were $47 million, $41 million and $32 million in 2022, 2021 and 2020, respectively. As total technical support and patent costs represented 6% or less of total research and development in each of the periods presented, the Company respectfully advises that Staff that it does not believe that the amounts are material for the Company to adjust financial statement presentation or provide additional financial statement disclosure.
Note 4. Revenue Recognition, page F-16
19.Please tell us what consideration you gave to providing disaggregated revenue disclosures that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 and 55-89 to 55-91. For example, this could be based on the nature of the revenues, type of good or service, or timing of transfer of goods or services.
Response: The Company respectfully advises the Staff that it has complied with the requirements of ASC 606 through its disclosures in ‘Note 14 – Segment and Geographical Information’. The Company’s segment reporting has been organized according to the nature of the products, which are largely sold to specific end customers. For example, products sold to the Company’s dental and orthodontic distributors or end market customers are reported within the Company’s Oral Care Solutions segment. In addition, most of the Company’s revenue is recognized at a point-in-time. The Company has software and service arrangements that represent exceptions to this point-in-time recognition. These arrangements are primarily related to the Company’s health information systems software and services businesses which are contained within the Company’s Health Information Systems segment. The Company believes that its segment organization depicts to users the nature, timing, amounts and uncertainty of its revenue as required under ASC 606-10-55-89.

Specifically related to the guidance in ASC 606-10-55-90, the Company has considered the following:
•The Company expects that the revenue disaggregation that has been provided is consistent with what will be provided to investors in future earnings releases and other investor presentations.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
•The revenue presentation is consistent with what the Company’s chief operating decision maker (“CODM”) regularly reviews for evaluating the financial performance of the operating segments
•There is no other information similar to the types described above that is currently used by the Company or users of the Company's financial statements to evaluate the Company’s financial performance.
Note 11. Commitments and Contingencies, page F-26
20.We note that the Form 10-K for 3M Company for the year ended December 31, 2022 includes disclosures regarding the various legal and regulatory contingencies related to PFAs. Please help us understand if these matters are also related to the Health Care Business. In this regard, it appears to also be related to food packaging which would appear to be part of the Food Safety Division. We note that this division was part of the Health Care Business segment and divested of in 2022.
Response: The Company respectfully advises the Staff that neither the divested Food Safety Division nor the Health Care Business includes a food packaging business.  The Company further confirms to the Staff that the legal and regulatory matters disclosed by 3M in its Form 10-K relating to PFAS do not directly relate to the historical operations of the Health Care Business, and the Health Care Business is not a primary obligor with respect to such matters.
For each of the periods presented, the Company had recorded liabilities for estimated “environmental remediation”, costs to clean up, treat, or remove hazardous substances at Health Care manufacturing locations. The Company respectfully advises the Staff that it has not provided further disclosure related to these liabilities based on materiality.
21.Regarding the Federal False Claims Act/Qui Tam Litigation, please clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred in excess of the amount accrued. If so, please disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.
Response: In response to the Staff’s comment, the Company has modified the disclosure within Note 11 (Commitments and Contingencies) on page F-29 of Amendment No. 1.
22.We remind you that Question 2 of SAB Topic 5:Y states that product liabilities typically are of such significance that detailed disclosures regarding the judgments

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, please address what consideration was given to the other suggested disclosures discussed in questions 2 and 3 of SAB Topic 5:Y such as:
• The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
• The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recover;
• Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers; and
• The number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has considered suggested disclosures in questions 2 and 3 of SAB Topic 5:Y:
•The Company assesses, accrues for, and discloses loss contingencies in accordance with ASC 450. As part of its assessment in applying ASC 450, the Company evaluates potential unasserted claims to assess whether such unasserted claims meet the criteria for accrual or disclosure under ASC 450 or other applicable requirements. Unless otherwise disclosed, the Company does not believe unasserted claims as of the filing date of the Registration Statement or Amendment No. 1 met the criteria for accrual and does not believe additional disclosure about unasserted claims would, in light of the disclosure requirements and the disclosures currently provided, provide material information to readers of the financial statements.
•The Company has added additional disclosure within Note 11 (Commitments and Contingencies) on pages F-27-28 of Amendment No. 1 related its policy on amounts recoverable through insurance or other sources. The Company respectfully advises that Staff that it currently does not have any material losses that are expected to be recovered through insurance.

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
•The Company has disclosed that it is subject to numerous product liability loss contingencies related to the Company’s Bair Hugger™ patient warming system The Company has disclosed the related number of lawsuits, the jurisdictions in which those claims exist, and the outcomes of relevant proceedings to inform readers of the financial statements.
Note 13. Related Party Transactions and Corporate Allocations, page F-29
23.Please address your presentation of intercompany balances with 3M and your basis for recording in equity rather than as intercompany assets and liabilities. Please specifically address 3M Company's past practices of settling intercompany funding as well as how intercompany amounts will be settled pursuant to the transaction’s terms. Please also discuss any financing arrangements with 3M Company. Refer to Question 4 of SAB Topic 1:B.1.
Response: In response to the Staff’s comment, the Company has revised the disclosure under “Note 13 – Related Party Transaction and Corporate Allocations” on page F-32 of Amendment No. 1 to clarify the Company’s funding arrangements with 3M. Historically, 3M has not cash settled funding balances between the Company and 3M and the Company believes that 3M’s historical practices align to the presentation of intercompany balances with 3M as a component of net parent investment within equity on the Company’s Combined Balance Sheets.
Question 4 of SAB Topic 1:B.1. provides that an interest charge on intercompany debt should be included in the carve-out financial statements if such charge was provided in the past.  Historically, 3M has not maintained intercompany debt with any legal entities expected to transfer to the Company as part of the spin-off and historically 3M has not attributed any interest cost associated with intercompany financing arrangements to the Health Care Business.  Therefore, consistent with Question 4 of SAB Topic 1:B.1. the Company has not historically charged interest costs as part of intercompany funding positions.
The separation and distribution agreement will govern the treatment of intercompany balances between the Company and entities transferring with the Company, on the one hand, and 3M and entities remaining with 3M, on the other hand. 3M and the Company are currently in the process of determining certain terms of the spin-off, and accordingly certain details regarding the treatment of intercompany balances have not yet been finalized. The Company confirms that it plans to provide details regarding the treatment of intercompany balances in the section of the information statement titled “Certain

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Relationships and Related Party Transactions - Agreements with ParentCo - Separation and Distribution Agreement”.
Note 14 - Segment and Geographical Information, page F-30
24.We note that approximately 46% of your sales were International. Please tell us whether revenue from any individual foreign country is material and if so, how you considered the guidance in ASC 280-10-50-41.
Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the United States was the only country with sales representing more than 10% of the Company’s total sales for the periods presented. The most significant international country represents approximately 7% of the Company’s total sales for all of the years presented. Therefore, the Company respectfully advises the Staff that it has not provided further disclosure based on materiality.
25.We note the discussion beginning on page 85 of the different product types sold by your segments. Please tell us what consideration was given to the guidance in ASC 280-10-50-40 in determining that your current disclosures provide adequate information regarding your products and services.
Response: The Company respectfully advises the Staff that it has considered the guidance in ASC 280-10-50-40 and informs the Staff that the reportable segments of the business are aligned in groups according to the nature and use of the products and services that are sold to external customers and are aligned with how the Company produces information for general-purpose financial statements.
*    *    *    *    *
If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the

Wachtell, Lipton, Rosen & Katz
U.S. Securities and Exchange Commission
May 15, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Jeffrey Lavers, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz